

16014463

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2016
DIVISION OF TRADING & MARKETS

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SEC FILE NUMBER
~~8-65708~~ 8-39729

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (Date) AND ENDING December 31, 2015 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Access Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Buxton Farm Rd Suite 300
(No. and Street)

Stamford	CT	06905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman — 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fulvio & Associates, LLP
(Name - *if individual, state last, first, middle name*)

5 W. 37th Street	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Frisoli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Access Securities, LLC as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President / CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) Statement of Exemption from Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (l) An Oath or Affirmation.
- [ ] (m) SIPC Supplemental Report and Independent Accountant's Report
- [ ] (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Access Securities, LLC
Statement of Financial Condition
December 31, 2015

Contents

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Access Securities, Inc.:

We have audited the accompanying statement of financial condition of Access Securities, Inc. (the "Company") as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of this financial statement. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Access Securities, Inc. as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.



New York, New York
February 22, 2016

Access Securities, LLC
Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	37,274
Investments in securities, at fair value		574,338
Receivable from brokers and clearing organizations		673,840
Other receivables		81,084
Fixed assets, net of accumulated depreciation of $47,756		-
Prepaid expenses and other assets		32,847
Total Assets	$	1,399,383
Liabilities and Member's Equity		
Liabilities:		
Investments in securities sold short, at fair value	$	6,930
Accounts payable and accrued expenses		568,361
Total Liabilities		575,291
Member's equity		824,092
Total Liabilities and Member's Equity	$	1,399,383

See accompanying notes to the Statement of Financial Condition

Access Securities, LLC
Notes to Statement of Financial Condition
December 31, 2015

1. Organization and Nature of Business

Access Securities, LLC (the "Company") is a registered broker-dealer, primarily acting as a broker in executing customers' orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker-dealer. The Company is registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is registered with the National Futures Association ("NFA").

2. Summary of Significant Accounting Polices

Method of Accounting - The accompanying Statement of Financial Condition has been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenue in the accounting period in which revenue is earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

Management's use of Estimates and Assumptions – The preparation of the Statement of Financial Condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue Recognition - Securities transactions and the related revenue are recorded on a trade date basis, which is the day the transaction is executed.

Cash and Cash Equivalents - Cash equivalents consists of highly liquid investments with maturities of three months or less.

Investments in Securities – The Company values investments in equity securities, securities sold short and option securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last day of the period. The Company records such instruments on a trade date basis and values them at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

Income Taxes – The Company is not subject to income taxes. Taxes, if any, are the responsibility of the member. The member is required to report separately on its income tax return its distributive share of taxable income or loss of the Company. The Company is no longer subject to federal, state or local tax examinations by authorities for years before 2012.

Government and Other Regulation – The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. The Company is exempt from Rule 15c3-3 under (k)(2)(ii) as the Company does not hold any customers' funds or securities.

Access Securities, LLC
Notes to Statement of Financial Condition (continued)
December 31, 2015

3. Investments Measured at Fair Value on a Recurring Basis

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level I - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level I that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2015:

	Level 1	Level 2	Level 3	Total
Equities - Long	$ 555,188	$ -	$ -	$ 555,188
Equities - Short	(6,930)	-	-	(6,930)
Options	19,150	-	-	19,150
	$ 567,408	$ -	$ -	$ 567,408

4. Market and Counterparty Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition at December 31, 2015, and will incur a loss if the fair value of the securities increases subsequent to December 31, 2015. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in the fair value.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

5. Commitments and Contingencies

The Company operates at office facilities under a lease expiring April, 2016. The lease is subject to escalations for the increases in the Company's pro rata share of real estate taxes and other operating expenses.

The future annual lease payments total $44,636, all for the year ending December 31, 2016. The Company had no equipment rental commitments, no underwriting commitments, no contingent liabilities, no guarantees and had not been named as a defendant in any lawsuit at December 31, 2015.

6. Concentrations of Credit Risk

At December 31, 2015, the investments in securities, receivable from brokers and clearing organizations, and investments in securities sold short reflected in the statement of financial condition are primarily held with two domestic brokers. The clearing and depository operations for the Company's security transactions are provided by such brokers.

During the course of the year ended December 31, 2015, the bank balances on occasion were in excess of the FDIC insurance limit.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) and the Commodity Futures Trading Commission Uniform Net Capital Rule (Regulation 1.17), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $636,484 which was $536,484 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.89 to 1.

8. Subsequent Events

Subsequent events have been evaluated and no events have been identified which require disclosure.